SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

   X           ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
  ---          EXCHANGE ACT OF 1934

               For the fiscal year ended December 30, 1998

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  ---          SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         Commission file number 1-12545

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              WILLAMETTE INDUSTRIES
                               STOCK PURCHASE PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WILLAMETTE INDUSTRIES, INC.
                       1300 S.W. FIFTH AVENUE, SUITE 3800
                             PORTLAND, OREGON 97201

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules

  Independent Auditors' Report dated May 21, 1999............           1

  Statements of Net Assets Available for Benefits at
  December 30, 1998 and 1997.................................         2-3

  Statements of Changes in Net Assets Available for Benefits
  for the years ended December 30, 1998 and 1997.............         4-5

  Notes to Financial Statements..............................        6-10

  Schedule of Assets Held for Investment Purposes............          11

  Schedule of Reportable Transactions.........................         12

Exhibit 23 -   Consent  of  Independent  Auditors  dated June 23,  1999,  to the incorporation by reference of their report dated May 21, 1999, into Registration Statement No. 33-59517 on Form S-8

KPMG Peat Marwick LLP
Suite 2000
1211 South West Fifth Avenue
Portland, OR  97204


                          INDEPENDENT AUDITORS' REPORT

Willamette Industries Stock Purchase
  Plan Committee
Willamette Industries Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules A and B is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                            /s/ KPMG Peat Marwick LLP

May 21, 1999

     Member Firm of KPMG International

                                              WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                           Statement of Net Assets Available for Benefits

                                                          December 30, 1998

                                                    Stable                                         Willamette
                                                     Asset         Balanced       Equity              Stock
                       Assets                        Fund            Fund          Fund               Fund               Total
                       ------                        ----            ----          ----               ----               -----
Investments at fair value (note 6):
     Cash and cash equivalents                $      10,000           10,000           10,000         1,631,779        1,661,779
     Mutual funds                                       -         14,987,019       28,696,041               -         43,683,060
     Common stock - Willamette
         Industries, Inc.; 6,884,164
         shares                                         -                -                -         230,604,837      230,604,837
     Guaranteed investment contract
         fund (GIC)                               6,893,174              -                -                 -          6,893,174
                                               ------------     ------------     ------------      ------------     ------------
                Total investments                 6,903,174       14,997,019       28,706,041       232,236,616      282,842,850

Accrued investment income                                43              102                2             4,068            4,215
                                               ------------     ------------     ------------      ------------     ------------

                Total assets                      6,903,217       14,997,121       28,706,043       232,240,684      282,847,065

                       Liabilities
                       -----------
Benefits payable                                     14,250          189,873          240,035         6,055,272        6,499,430
                                               ------------     ------------     ------------      ------------     ------------


                Net assets available for
                      benefits                $   6,888,967       14,807,248       28,466,008       226,185,412      276,347,635
                                               ============     ============     ============     =============     ============

See accompanying notes to financial statements.


                                             WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                           Statement of Net Assets Available for Benefits

                                                          December 30, 1997

                                                    Stable                                         Willamette
                                                     Asset         Balanced       Equity              Stock
                       Assets                        Fund            Fund          Fund               Fund               Total
                       ------                        ----            ----          ----               ----               -----
Investments at fair value (note 6):
     Cash and cash equivalents                $      32,713           10,000           10,000         1,289,595        1,342,308
     Mutual funds                                       -         11,133,887       18,406,722               -         29,540,609
     Common stock - Willamette
         Industries, Inc.; 6,796,447
         shares                                         -                -                -         218,763,364      218,763,364
     Guaranteed investment contract
         fund (GIC)                               6,726,213              -                -                 -          6,726,213
                                               ------------     ------------     ------------      ------------     ------------


                Total investments                 6,758,926       11,143,887       18,416,722       220,052,959      256,372,494

Accrued investment income                                69               86              130             6,702            6,987
                                               ------------     ------------     ------------      ------------     ------------

                Total assets                      6,758,995       11,143,973       18,416,852       220,059,661      256,379,481

                       Liabilities
                       -----------
Benefits payable                                    147,321           95,692           92,241         2,967,731        3,302,985
                                               ------------     ------------     ------------      ------------     ------------

                  Net assets available for
                      benefits                 $   6,611,674      11,048,281       18,324,611       217,091,930      253,076,496
                                                =============   ============     ============      ============     ============


See accompanying notes to financial statements.

                                             WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                      Statement of Changes in Net Assets Available for Benefits

                                                   Year Ended December 30, 1998

                                                    Stable                                         Willamette
                                                     Asset         Balanced       Equity              Stock
                                                     Fund            Fund          Fund               Fund               Total
                                                     ----            ----          ----               ----               -----
Additions to net assets attributed to:
     Investment income:
     Dividends                                $         -                -            335,547         4,333,614        4,669,161
     Interest and other income                          916          412,905            1,826            45,920          461,567
     Net change in fair value of
         investments                                399,171        1,734,286        5,581,006        10,072,238       17,786,701
                                               ------------     ------------     ------------      ------------     ------------

                Total investment income             400,087        2,147,191        5,918,379        14,451,772       22,917,429
                                               ------------     ------------     ------------      ------------     ------------
     Contributions (note 1):
         Employer                                       -                -                -           8,964,323        8,964,323
         Employee                                   369,783        1,607,500        4,103,227         8,226,458       14,306,968
                                               ------------     ------------     ------------      ------------     ------------

                Total contributions                 369,783        1,607,500        4,103,227        17,190,781       23,271,291
                                               ------------     ------------     ------------      ------------     ------------

     Transfers from other plans
         (note 5)                                    94,932          126,383          220,945            12,903          455,163
                                               ------------     ------------     ------------      ------------     ------------

                  Total additions                   864,802        3,881,074       10,242,551        31,655,456       46,643,883

Deductions from net assets attributed to:
     Payments and stock distributions to
         participants                              (844,654)      (1,171,486)      (1,269,121)      (20,066,741)     (23,352,002)
     Administrative expenses                        (20,742)             -                -                 -            (20,742)
Interfund transfers                                 277,887        1,049,379        1,167,967        (2,495,233)             -
                                               ------------     ------------     ------------      ------------     ------------

                  Net change in assets              277,293        3,758,967       10,141,397         9,093,482       23,271,139

Net assets available for benefits:
     Beginning of year                            6,611,674       11,048,281       18,324,611       217,091,930      253,076,496
                                               ------------     ------------     ------------      ------------     ------------

     End of year                              $   6,888,967       14,807,248       28,466,008       226,185,412      276,347,635
                                               ============     ============     ============      ============     ============

See accompanying notes to financial statements.

                                             WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                      Statement of Changes in Net Assets Available for Benefits

                                                   Year Ended December 30, 1997

                                                    Stable                                         Willamette
                                                     Asset         Balanced       Equity              Stock
                                                     Fund            Fund          Fund               Fund               Total
                                                     ----            ----          ----               ----               -----
Additions to net assets attributed to:
     Investment income:
     Dividends                                $         -                -            267,162         4,340,998        4,608,160
         Interest and other income                    2,348          348,065            5,629            70,061          426,103
         Net change in fair value of
              investments                           390,007        1,517,173        3,710,500       (17,905,570)     (12,287,890)
                                               ------------     ------------     ------------      ------------     ------------

                Total investment income             392,355        1,865,238        3,983,291       (13,494,511)     ( 7,253,627)
                                               ------------     ------------     ------------      ------------     ------------

     Contributions (note 1):
         Employer                                       -                -                -           8,507,277        8,507,277
         Employee                                   290,995        1,031,835        2,714,774         6,095,142       10,132,746
                                               ------------     ------------     ------------      ------------     ------------

                Total contributions                 290,995        1,031,835        2,714,774        14,602,419       18,640,023
                                               ------------    -------------     ------------      ------------     ------------

     Transfers from other plans
         (note 5)                                   114,332          108,003          205,616            21,543          449,494
                                               ------------     ------------     ------------      ------------     ------------

                  Total additions                   797,682        3,005,076        6,903,681         1,129,451       11,835,890

Deductions from net assets attributed to:
     Payments and stock distributions to
         participants                            (1,568,027)      (1,073,633)        (726,260)      (27,858,040)     (31,225,960)
     Administrative expenses                        (15,506)             -                -                 -            (15,506)
Interfund transfers                               2,298,984          619,888        2,342,299        (5,261,171)             -
                                               ------------     ------------     ------------      ------------     ------------

                Net change in assets              1,513,133        2,551,331        8,519,720       (31,989,760)     (19,405,576)

Net assets available for benefits:
     Beginning of year                            5,098,541        8,496,950        9,804,891       249,081,690      272,482,072
                                               ------------     ------------     ------------      ------------     ------------
     End of year                              $   6,611,674       11,048,281       18,324,611       217,091,930      253,076,496
                                               ------------     ------------     ------------      ------------     ------------

See accompanying notes to financial statements.

                    Willamette Industries Stock Purchase Plan

                          Notes to Financial Statements

                           December 30, 1998 and 1997

(1) Description of the Plan
    -----------------------

    The following description of the Willamette Industries Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

   (a) General
       -------

       Eligible employees may elect to enroll in the Plan on the semi-annual enrollment dates following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   (b) Contributions
       -------------
       The Plan  provides  for  elective  contributions  by  participants  under
       Section 401(k) of the Internal Revenue Code. Effective December 31, 1997, eligible employees of Willamette Industries, Inc. (the Company) and its participating subsidiaries may contribute up to 15% for Non-Highly Compensated Employees and 10% for Highly Compensated Employees of their regular monthly gross cash earnings as established on January 1 of each year. Prior to December 31, 1997, participants could elect to contribute up to 7% of their regular earnings for each Plan year. Contributions are subject to the limits set by Federal tax laws. The Company and its participating subsidiaries contribute monthly an amount equal to 100% of the contributions of its employees up to 6%, less the amount of any forfeitures.

       Participating   employees   may  elect  one  of  two  methods  of  making
       contributions. A participant may elect to make either:

       1) Pre-tax contributions ("deferred contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

       2) After-tax contributions ("nondeferred contributions") which will be included in the participant's current earnings for federal income tax purposes.

       Participating employees may direct that their own contributions be invested in (a) a Stable Asset Fund holding primarily guaranteed investment contracts (GIC's), (b) a Balanced Fund holding primarily stocks and bonds, (c) an Equity Fund holding primarily stocks, or (d) a Willamette Stock Fund holding common stock of the Company. The contributions can be allocated among the four investment choices in multiples of 5%. In addition, reallocation between investment choices is allowed quarterly.

                                                                    (Continued)

                    Willamette Industries Stock Purchase Plan

                          Notes to Financial Statements

       Employer and employee contributions by participating company for the years ended December 30, 1998 and 1997 were as follows:

                                                       1998           1997
                                                       ----           ----

           Willamette Industries, Inc.            $ 23,214,946     18,594,195
           Wimer Logging Co.                            56,345         45,828
                                                    ----------     ----------

                      Total                       $ 23,271,291     18,640,023
                                                    ==========    ===========

       The above contribution amounts are net of forfeitures of $554,926 for 1998 and $564,965 for 1997.

   (c) Participant Accounts
       --------------------

       Each participant's accounts are credited with the participant's and employer contributions and an allocation of Plan earnings.

   (d) Vesting
       -------

       A participant's interest in his or her deferred contributions and nondeferred contributions is always fully vested and is not subject to forfeiture.

       Each participant becomes vested in his or her Matching Account if while employed by the Company the participant: (i) attains age 65; (ii) completes five years of service; (iii) dies, or (iv) becomes totally and permanently disabled.

       Any part of a participant's Matching Account which is not vested at the time employment terminates is forfeited when the participant incurs five consecutive one-year periods of severance. A participant who is not yet vested in his or her Matching Account who voluntarily withdraws from the Plan does not forfeit the account merely by reason of withdrawal; the participant's subsequent years of service continue to count towards the vesting requirement.

       If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Matching Accounts.

       Each participant who is vested in his or her Matching Account can elect to have any or all of the account diversified into one or more of the available elective investment funds (other than the Willamette Stock
       Fund). This diversification election applies only to the participant's then existing Matching Account. Future matching contributions will be invested in common stock of the Company. A participant can make more than one diversification election, but a subsequent election can be made only after a period of at least 10 years has elapsed since the most recent election.

                                                                    (Continued)
                                      - 7 -

                    Willamette Industries Stock Purchase Plan

                          Notes to Financial Statements

   (e) Forfeitures
       -----------

       An employer's matching contribution is reduced by an amount equal to the forfeiture of participants employed by that employer, but the forfeitures are treated as a part of the matching contributions for purposes of allocation. A forfeiture of the account is deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 1998 employer's contribution has been reduced by $554,926 as a result of forfeitures.

       There are 70,409 shares of Company stock and $53,330 in cash investments subject to forfeiture relating to terminated employees as of December 30, 1998 with a total fair value of $2,412,032.

   (f) Withdrawals
       -----------

       The Plan allows participants, during their employment, to withdraw and receive certain amounts which are then vested, or to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of his or her vested accounts.

(2) Summary of Significant Accounting Policies
    ------------------------------------------

   (a) Basis of Accounting
       -------------------

       The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

   (b) Valuation of Investments
       ------------------------

       Wells Fargo acts as trustee for the Plan. The Balanced Fund, Equity Fund and the Stable Asset Fund investments are valued at quoted market prices. Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis. Short-term and temporary investments (including cash and money market funds) are valued at cost, which approximates market.

   (c) Expenses of the Plan
       --------------------

       Substantially all expenses incurred in the administration of the Plan, including legal fees, accounting fees, Trustee's fees and other charges of the plan, are charged to and paid by the plan sponsor.

                                                                    (Continued)

                    Willamette Industries Stock Purchase Plan

                          Notes to Financial Statements

   (d) Cash and Cash Equivalents
       -------------------------

       Amounts consist of cash and short-term investments in highly liquid instruments such as money market accounts and other securities which generally have maturities of less than three months at date of purchase.

   (e) Use of Estimates
       ----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

   (f) Restatement
       -----------

       The Company declared a 2-for-1 stock split effective September 12, 1997. As a result, all share amounts in the Willamette Stock Fund have been restated to reflect the split.

(3) Plan Termination
    ----------------

    The Board of Directors of the Company has reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes vested in his or her Matching Account.

(4) Income Taxes
    ------------

    The Plan obtained its latest determination letter on August 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling reflects the Plan amendments adopted on September 3, 1996. Additional amendments have been made to the Plan since that time. If the Plan is not in compliance with the requirements of the Internal Revenue Code
    Section 401(a) and the related trust is not exempt under Internal Revenue Code Section 501(a), the Company will take corrective actions to meet the requirements of the Internal Revenue Code.

                                                                    (Continued)

                    Willamette Industries Stock Purchase Plan

                          Notes to Financial Statements

    Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon withdrawal, retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribution. Any increase in the value of common stock distributed is taxable to the employee when the stock is sold.

(5) Transfers From Other Plans
    --------------------------

    Transfers from other plans in 1998 and 1997 resulted from hourly employees becoming salaried employees.

(6) Investments
    -----------

    The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     1998               1997
                                                     ----               ----
      Willamette Industries, Inc. common
        stock (6,884,164 and 6,796,447
        shares in 1998 and 1997, respectively)  $ 230,604,837       218,763,364

      Vanguard Institutional Index Fund
        (254,285 and  205,524 shares
        in 1998 and 1997, respectively)         $  28,696,041        18,406,722

      Vanguard Balanced Index Fund
        (810,986 and  683,480 shares
         in 1998 and 1997, respectively)        $  14,987,019        11,133,887

    The total unrealized gain (loss) at December 30, 1998 and 1997 and the related change by investment type for 1998 were as follows:

                                           1997       Net change        1998
                                           ----       ----------        ----

      Common stock                     $ 102,167,705  (1,537,369)   100,630,336
      Mutual funds                         4,932,976   6,449,368     11,382,344
      Guaranteed investment contract         992,285     127,500      1,119,785
                                        ------------  ----------   ------------

                                       $ 108,092,966   5,039,499    113,132,465
                                        ============  ==========   ============

                                                                     Schedule A
                                                                     ----------

                           Willamette Industries Stock Purchase Plan

                               Line 27a - Schedule of Assets Held
                                    for Investment Purposes

                                       December 30, 1998


                                      Description of                              Current
       Identity of issue               investment                  Cost            value
       -----------------               ----------                  ----            -----
    *Wells Fargo:
       Short Term Income Fund    Money market fund             $   1,661,779     1,661,779
                                                                 ===========   ===========

    Vanguard:
      Balanced Index Fund        Mutual fund - 810,986 shares     12,142,612    14,987,019
      Institutional Index Fund   Mutual fund - 254,285 shares     20,158,104    28,696,041
                                                                 -----------   -----------

                                 Mutual Funds                  $  32,300,716    43,683,060
                                                                 ===========   ===========

    *Willamette Industries,      Common stock - 6,884,164
       Inc.                         shares                     $ 129,974,501   230,604,837
                                                                 ===========   ===========

    U.S. Trust Capital           Guaranteed investment contract
       Preservation Fund             220,483 units             $   5,773,389     6,893,174
                                                                 ===========   ===========

    *Party in interest.
                                             - 11 -

                                                                     Schedule B
                                                                     ----------
                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 30, 1998


                                                                                   Number                      Book
           Identity of              Description      Number        Purchase    of sales or     Selling         value        Net
         party involved              of assets    of purchases       price    disbursements     price         at sale      gain
         --------------              ---------    ------------       -----    -------------     -----         -------      ----
Willamette Industries, Inc.       Common stock         60      $ 15,764,604        316      $14,038,157   $  8,162,755  $5,875,402

Wells Fargo:
   Short Term Income Fund         Money market
                                       fund           132        33,276,342        133       30,371,272    230,371,272        -

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
                  WILLAMETTE INDUSTRIES
                  STOCK PURCHASE PLAN
                  (Name of Plan)


                  By:      WILLAMETTE INDUSTRIES STOCK
                           PURCHASE PLAN COMMITTEE



                  By:      /s/ J.A. PARSONS
                           J. A. Parsons, Secretary


Dated:  June 24, 1999